FACILITIES USE AGREEMENT

This agreement is by and between DC Brands International, Inc. ("DC") and Cut and Dried Productions, LLC. ("C&D").

The purpose of this document is to insure that DC is fairly and adequately compensated for the use of its facilities, utilities, equipment and personnel.

Whereas, DC leases office/warehouse space at 9500 West 49th Ave, Suite D-106, Wheat Ridge, CO 80033, and

Whereas, C&D is developing a marketing program with Walmart, and or other potential retailers, and every attempt will be made to include DC products in this unique marketing program which could potentially be beneficial to DC, although no assurance can be made that Walmart or any other retailer will participate or agree to this marketing program and furthermore should they agree to the program no assurances can be made that the products of DC will be included, and

Whereas C&D is majority owned by Richard J. Pearce who is also President and CEO of DC, therefore

It is hereby agreed that DC will provide the use of its facilities to C&D for the following terms and conditions:

Term of Agreement:	January 1, 2011 – January 1, 2012
Payment Amount:	$60,000
Payment Terms:	Due in full on July 1, 2011
Services Provided:	Use of facilities, Utilities, Office Space, Conference Room, copier/telephone/fax/binding, and personnel within reason.

Any time provided by DC employees not specifically directed to the marketing program that would provide DC a chance to get its products into Walmart will be reimbursed separately.

Agreed to this 2nd day of January, 2011

Robert H. Armstrong
C.F.O.
DC Brands International, Inc

Richard J. Pearce
Managing Director
Cut and Dried Productions, LLC.

Wade Brantley
Witness

Jeremy Alcomo
Witness